================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the quarterly period ended June 30, 1999

                                 ---------------

                       VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                 Paalbergweg 36
                           1105 BV Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

                                 --------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F _X_ Form 40-F ___

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No _X_

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A




================================================================================

                       VERSATEL TELECOM INTERNATIONAL N.V.

                           REPORT ON FORM 6-K FOR THE
                      QUARTERLY PERIOD ENDED JUNE 30, 1999

                                      INDEX
                                      -----


                                                                            Page
                                                                            ----
PART I:  FINANCIAL INFORMATION

ITEM 1.   FINANCIAL STATEMENTS............................................... 4

          Audited Consolidated Balance Sheet as of December 31, 1998
          and unaudited Consolidated Balance Sheet as of June 30, 1999....... 4

          Unaudited Consolidated Statements of Operations for the
          Six Months Ended June 30, 1998 and June 30, 1999 and
          for the Three Months Ended June 30, 1998 and June 30 1999.......... 6

          Unaudited Consolidated Statements of Cash Flows for the
          Six Months Ended June 30, 1998 and June 30, 1999................... 7

          Unaudited Consolidated Statements of Shareholders' Equity
          for the Years Ended December 31, 1998, 1997 and 1996 and
          for the Six Months Ended June 30, 1999............................. 8

          Notes to the Unaudited Consolidated Financial Statements........... 9

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS................................13

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
          RISK...............................................................26


PART II:  OTHER INFORMATION..................................................27

SIGNATURES...................................................................29

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Report on Form 6-K includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

                o Our anticipated expansion plans for our network and growth strategies,
                o  Our ability to integrate recently acquired companies,
                o Our expectation of the impact of this expansion on our revenue potential, cost basis and margins,
                o  Our expectation of the competitiveness of our services,
                o  Our intention to introduce new products and services,
                o Anticipated trends and conditions in our industry, including regulatory reform and the liberalization of telecommunications services across Europe, and
                o  Our ability to compete, both nationally and internationally.

         In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                           PRESENTATION OF INFORMATION

         We publish our financial statements in Dutch guilders. In this document, references to "U.S. dollars" or "$" are to United States dollars, references to "Dutch guilders" or "NLG" are to the currency of The Netherlands. Solely for the convenience of the reader, this document contains translations of certain Dutch guilder amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Dutch guilder amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. The Netherlands has adopted the euro as of January 1, 1999. The conversion rate between the euro and the Dutch guilder is fixed at NLG 2.2037 per euro 1.00. Unless otherwise indicated, the translations of Dutch guilders into U.S. dollars have been made at NLG 2.14 per $1.00, based on the noon buying rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 1999.

                         PART I - FINANCIAL INFORMATION

ITEM 1.       FINANCIAL STATEMENTS

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       AUDITED CONSOLIDATED BALANCE SHEET
               AS OF DECEMBER 31, 1998 AND UNAUDITED CONSOLIDATED
                        BALANCE SHEET AS OF JUNE 30, 1999
                             (amounts in thousands)



                                           December 31,1998     June 30, 1999
                                           ----------------  -------------------
                                                                 (unaudited)
                                                  NLG         NLG          US$
ASSETS

Current Assets:
  Cash .....................................     372,014     176,380      82,421
  Restricted cash, current portion .........      89,752      98,462      46,010
  Accounts receivable, net .................       7,902      24,208      11,312
  Inventory, net ...........................       1,083       2,779       1,299
  Prepaid expenses and other ...............      12,909      21,939      10,252
                                               ---------   ---------   ---------
      Total current assets .................     483,660     323,768     151,294
                                               ---------   ---------   ---------

Fixed Assets:
  Property, plant and equipment, net .......      38,608     117,184      54,759
  Construction in progress .................      46,019     115,199      53,831
                                               ---------   ---------   ---------
      Total fixed assets ...................      84,627     232,383     108,590
                                               ---------   ---------   ---------

Restricted cash, net of current portion ....     121,804      93,480      43,682
Capitalized finance costs, net .............      28,750      31,955      14,932
Goodwill, net ..............................       4,556     400,282     187,048
Deferred tax asset .........................          --         210          98
                                               ---------   ---------   ---------

Total assets ...............................     723,397   1,082,078     505,644
                                               =========   =========   =========









          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                    AUDITED CONSOLIDATED BALANCE SHEET AS OF
                  DECEMBER 31, 1998 AND UNAUDITED CONSOLIDATED
                        BALANCE SHEET AS OF JUNE 30, 1999
                             (amounts in thousands)


                                                    December 31,1998       June 30, 1999
                                                    ----------------  ----------------------
                                                                            (unaudited)
                                                          NLG            NLG           US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable ................................       39,863        86,181        40,271
  Due to related parties ..........................          806            --            --
  Accrued liabilities .............................       28,005        63,056        29,465
  Current portion of deferred income ..............           --         8,887         4,153
  Current portion of capital lease obligations ....           71           286           134
  Interim financing ...............................           --       320,619       149,822
                                                      ----------    ----------    ----------
      Total current liabilities ...................       68,745       479,029       223,845
                                                      ----------    ----------    ----------

Capital lease obligations, net of current portion .           37           455           213
Long term liabilities .............................          670         2,719         1,271
Long term debt (13 1/4% Senior Notes) .............      688,018       784,449       366,565
Pension liability .................................           --           600           280
                                                      ----------    ----------    ----------
      Total liabilities ...........................      757,470     1,267,252       592,174
                                                      ----------    ----------    ----------


Shareholders' Equity:
  Ordinary shares, NLG 0.05 par value .............        1,949         1,970           921
  Additional paid-in capital ......................       51,112        88,130        41,182
  Warrants ........................................        5,212         5,212         2,435
  Accumulated deficit .............................      (92,346)     (280,486)     (131,068)
                                                      ----------    ----------    ----------
      Total shareholders' equity ..................      (34,073)     (185,174)      (86,530)
                                                      ----------    ----------    ----------

Total liabilities and shareholders' equity ........      723,397     1,082,078       505,644
                                                      ==========    ==========    ==========






          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
         FOR THE THREE MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998 AND
            FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998
              (amounts in thousands, except for per share amounts)

                                                   Three Months Ended June 30,          Six Months Ended June 30,
                                               ---------------------------------   ---------------------------------
                                                 1998               1999             1998             1999
                                               ---------   ---------------------   --------    ---------------------
                                                  NLG         NLG          US$        NLG          NLG          US$

OPERATING REVENUES .........................      9,348      23,624      11,039      15,750      39,125      18,283

OPERATING EXPENSES:
  Cost of Revenues, excluding depreciation .      7,630      18,152       8,482      13,090      30,637      14,316
  Selling, general and administrative ......      8,730      55,172      25,781      14,274      75,319      35,196
  Depreciation and amortization ............      1,607       8,069       3,771       2,694      11,153       5,212
                                               --------    --------    --------    --------    --------    --------
         Total operating expenses ..........     17,967      81,393      38,034      30,058     117,109      54,724
                                               --------    --------    --------    --------    --------    --------

      Operating Loss .......................     (8,619)    (57,769)    (26,995)    (14,308)    (77,984)    (36,441)

OTHER INCOME (EXPENSES):
  Interest income ..........................      1,958       4,902       2,291       1,972      10,945       5,114
  Interest expense--third parties ..........        (72)    (25,935)    (12,119)        (99)    (49,830)    (23,285)
  Interest expense--related parties ........     (7,712)         --          --      (7,899)         --          --
  Currency exchange gains (losses), net ....       (225)    (26,471)    (12,370)       (340)    (66,786)    (31,208)
  Other (expense) ..........................         --      (4,032)     (1,884)         --      (4,032)     (1,884)
                                               --------    --------    --------    --------    --------    --------
         Total other income (expenses) .....     (6,051)    (51,536)    (24,082)     (6,366)   (109,703)    (51,263)

         Loss before income taxes ..........    (14,670)   (109,305)    (51,077)    (20,674)   (187,687)    (87,704)

Provision for income taxes .................         --         454         212          --         454         212
                                               --------    --------    --------    --------    --------    --------

         Net loss ..........................    (14,670)   (109,759)    (51,289)    (20,674)   (188,141)    (87,916)

Net loss per share (basic and diluted)
  in NLG ...................................      (0.44)      (2.80)      (1.31)      (0.79)      (4.81)      (2.25)

Weighted average number of shares
outstanding ................................     33,255      39,223      39,223      26,246      39,105      39,105






          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998
                             (amounts in thousands)



                                                                     Six  Months Ended June 30,
                                                                 ---------------------------------
                                                                   1998              1999
                                                                 --------    ---------------------
                                                                    NLG        NLG          US$

Cash Flows from Operating Activities:
      Net loss ...............................................    (20,674)   (188,141)    (87,916)
  Adjustments to reconcile net loss to net cash used in
      operating activities--
      Depreciation and amortization ..........................      2,527      11,153       5,212
      Amortization finance cost ..............................        167       1,500         701
      Deferred income ........................................        (49)        429         200
      Exchange loss on long-term debt and restricted cash ....         --      67,017      31,316
  Changes in other operating assets and liabilities--
      Accounts receivable ....................................     (3,260)     (6,300)     (2,944)
      Inventory ..............................................       (327)     (1,487)       (695)
      Prepaid expenses and other .............................     (1,680)     (8,615)     (4,026)
      Accounts payable .......................................       (941)     57,231      26,744
      Due to related parties .................................       (249)       (806)       (377)
      Accrued liabilities ....................................      9,372      15,241       7,122
                                                                 --------    --------    --------
         Net cash provided by (used in) operating activities .    (15,114)    (52,778)    (24,663)
                                                                 ========    ========    ========

Cash Flows from Investing Activities:
      Capital expenditures ...................................    (13,573)   (132,462)    (61,899)
      Purchase price paid on acquisition .....................         --    (416,463)   (194,609)
                                                                 --------    --------    --------
         Net cash used in investing activities ...............    (13,573)   (548,925)   (256,508)
                                                                 ========    ========    ========

Cash Flows from Financing Activities:
      Proceeds from (redemptions of) capital lease
        obligations ..........................................       (137)       (998)       (466)
      Proceeds from (repayments of) short term loans .........         --     321,000     150,000
      Proceeds from long term debt (13 1/4% Senior Notes) ....    446,976          --          --
      Restricted cash ........................................   (165,977)     49,027      22,910
      Capitalized finance costs ..............................    (20,000)         --          --
      Shareholder contributions ..............................     48,925      37,040      17,308
                                                                 --------    --------    --------
         Net cash provided by financing activities ...........    309,787     406,069     189,752
                                                                 ========    ========    ========

 Net increase (decrease) in cash .............................    281,100    (195,634)    (91,419)
 Cash, beginning of the period ...............................      1,346     372,014     173,838
                                                                 --------    --------    --------
 Cash, end of the period .....................................    282,446     176,380      82,421

 Supplemental Disclosures of Cash Flow Information:
  Cash paid for--
      Interest (net of amounts capitalized) ..................         --      53,168      24,845
      Income taxes ...........................................         --          --          --


          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

               UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS'
           EQUITY FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                   AND FOR THE SIX MONTHS ENDED JUNE 30, 1999
(amounts in thousands of Dutch guilders, except for share and per share amounts)




                                             Number of                     Additional
                                              shares         Ordinary        paid-in                    Accumulated
                                            outstanding       shares         capital       Warrants       deficit          Total
                                            -----------     ----------     ----------     ----------   --------------    ----------
                                                               NLG             NLG            NLG           NLG             NLG
Balance at December 31, 1995 ...........      9,900,000            495             --             --           (616)           (121)
Shareholder contributions ..............      7,920,000            396          4,604             --             --           5,000
  Net loss .............................             --             --             --             --         (4,733)         (4,733)
                                             ----------     ----------     ----------     ----------     ----------      ----------
Balance at December 31, 1996 ...........     17,820,000            891          4,604             --         (5,349)            146
Shareholder contributions ..............      1,339,286             67          1,433             --             --           1,500
  Net loss .............................             --             --             --             --        (19,860)        (19,860)
                                             ----------     ----------     ----------     ----------     ----------      ----------
Balance, December 31, 1997 .............     19,159,286            958          6,037             --        (25,209)        (18,214)
Shareholder contributions ..............     19,695,524            985         44,750          5,212             --          50,947
Shares issued for acquisition ..........        130,000              6            325             --             --             331
Net loss ...............................             --             --             --             --        (67,137)         67,137)
                                             ----------     ----------     ----------     ----------     ----------      ----------
Balance, December 31, 1998 .............     38,984,810          1,949         51,112          5,212        (92,346)        (34,073)
Shares issued for acquisitions .........        425,000             21          9,345             --              _           9,366
Stock option compensation ..............             --             --         27,673             --              _          27,673
Net loss ...............................             --             --             --             --       (188,140)       (188,140)
                                             ----------     ----------     ----------     ----------     ----------      ----------
Balance, June 30, 1999 .................     39,409,810          1,970         88,130          5,212       (280,486)       (185,174)
                                             ==========     ==========     ==========     ==========     ==========      ==========

















          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       NOTES TO THE UNAUDITED CONSOLIDATED
                              FINANCIAL STATEMENTS

                         AS OF JUNE 30, 1999 AND FOR THE
                  THREE MONTHS ENDED JUNE 30, 1998 AND 1999 AND
                 FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999


1.       Financial Presentation and Disclosures

         In the opinion of management, the accompanying unaudited condensed consolidated financial statements of VersaTel Telecom International N.V. and its wholly-owned subsidiaries (the "Company") have been prepared in conformity with US generally accepted accounting principles ("US GAAP") and contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's consolidated financial position as of June 30, 1999, and the results of operations and cash flows for the six months ended June 30, 1998 and 1999.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Company's 1998 audited financial statements and the notes related thereto, filed on Form 20-F. The results of operations for the three and six months ended June 30, 1999 may not be indicative of the operating results for the full year.

         As of June 30, 1999, the Company (directly or indirectly) wholly-owned, except as where indicated, the following subsidiaries:

                  - VersaTel Telecom Europe B.V.
                  - VersaTel Telecom Netherlands B.V.
                  - VersaTel Telecom Belgium N.V.
                  - Bizztel Telematica B.V.
                  - CS Net B.V.
                  - CS Engineering B.V.
                  - Numedi Net N.V.  (70% owned by the Company)
                  - Amstel Alpha B.V.
                  - SpeedPort N.V.
                  - Glabana U.S.A., Inc.
                  - 7-Klapper Beheer B.V.
                  - VuurWerk Internet B.V.
                  - VuurWerk Access B.V.
                  - ITinera Services N.V.
                  - Svianed B.V.

         All intercompany assets, liabilities and transactions have been eliminated in consolidation.

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured as its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

         SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000 and can not be applied retroactively. The Company has not yet quantified the impacts of adopting SFAS No. 133 on the financial statements and has not determined the timing of or method of our adoption of SFAS No. 133.

2.       Inventory

         Inventory, consisting primarily of dialers to be installed at customer locations, is stated at the lower of cost (first-in, first-out) or market value.

3.       Acquisition of Svianed

         The acquisition of Svianed was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess purchase price over the estimated fair value of net assets acquired amounted to approximately NLG 358 million, which has been accounted for as goodwill and is being amortized over ten years using the straight line method. This allocation was based on preliminary estimates and may be revised at a later date. The accompanying consolidated statements of income reflect the operating results of Svianed since the acquisition. Pro forma unaudited consolidated operating results of the Company and Svianed for the six months ended June 30, 1999 and 1998, assuming the acquisition had been made as of at the beginning of the respective periods are summarized below (in thousands of NLG except per share amounts):



                                                 Six Months Ended
                                                     June 30,
                                              ----------------------
                                                1998          1999
                                              --------      --------
                                                     (unaudited)

         Net sales.........................    42,263         66,486
         Net (loss)........................   (96,165)       263,590)
         Earnings per share................     (3.66)         (6.74)

         These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional depreciation expense as a result of a step-up in the basis of fixed assets, additional amortization expense as a result of goodwill and other intangible assets. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect at the beginning of the respective periods or of future results of operations of the consolidated entities.

4.       Financial Condition and Operations

         For the three month period ended June 30, 1999, the Company had a loss from operating activities of NLG 57.8 million. In addition, the Company had an accumulated deficit of NLG 185.2 million as of June 30, 1999.

         Although the Company expects to incur operating losses and net losses for the foreseeable future as it incurs additional costs associated with the development and expansion of the Company's network, the expansion of its marketing and sales organization and the introduction of new telecommunications services, it should be able to continue its operations through December 31, 1999. On July 28, 1999, the Company raised additional funds by means of an initial public offering and the issuance of senior notes denominated in euros and U.S. dollars. See also Note 7.

5.       Commitments

         Commitments in connection to the roll-out of the Company's network, not yet recorded on the balance sheet, amount to approximately NLG 59 million as of June 30, 1999.

         Earn-out arrangements with the former shareholders of CS Net B.V., ITinera Services N.V. and SpeedPort N.V. have been agreed-upon. Any payments resulting from this earn-out arrangement will be recorded as an adjustment to the purchase price upon the time they become certain. No such adjustments have yet been recorded.

6.       Legal Proceeding

         One of the shareholders of the Company objected to the 1998 recapitalization as described in the Company's Form 20-F (filed with the Securities and Exchange Commission on March 30, 1999), and to the issuance of the two tranches of units consisting of warrants and senior notes as described in the Form 20-F, and threatened to challenge in court certain of the Company's actions in connection therewith. In January 1999, this shareholder filed, pursuant to article 2:345 of the Netherlands Civil Code, a petition with the Enterprise Chamber of the Court of Appeals in Amsterdam requesting the appointment of one or more experts to investigate the management and affairs of the Company. In May 1999, the Enterprise Chamber denied the shareholder's request.

         On July 20, 1999, the Company entered into, along with its shareholders and certain other parties, a Settlement Agreement with Cromwilld Limited, in order to resolve disputes arising out of our shareholders' agreement and other matters. The major terms of the Settlement Agreement provide for:

         o the transfer of 146,988 of our ordinary shares held by Telecom Founders B.V. to Cromwilld;

         o the issuance of 200,000 shares of the Company on July 20, 1999 to Cromwilld at a price of NLG 7.50 per ordinary share;

         o the ability for Cromwilld to include 1,800,000 of its ordinary shares in initial public offering of the Company;

         o certain piggyback registration rights in favor of Cromwilld that will take effect 180 days from the date of the initial public offering of the Company;

         o the payment by us of $300,000 for Cromwilld's fees and expenses related to the Settlement Agreement and certain other matters;

         o the acknowledgment by all parties to the shareholders' agreement of the Company that the shareholders' agreement will be terminated concurrently with the closing of the initial public offering of the Company;

         o the withdrawal by Cromwilld of its pending legal proceedings against the Company and its shareholders;

         o Cromwilld's full cooperation with the initial public offering of the Company; and

         o the obligation of the Company's shareholders, including Cromwilld, to procure the resignation or dismissal of Cromwilld's nominee, Denis O'Brien, from Supervisory Board of the Company, after the completion of the initial public offering.


7.       Subsequent Events

         On July 28, 1999, VersaTel and certain selling shareholders completed its initial public offering of 21.25 million ordinary shares in a dual listing on the Amsterdam Stock Exchange and Nasdaq National Market. The offering generated approximately euro190 million ($200 million) in proceeds for the Company and euro23 million ($24 million) in proceeds for selling shareholders. After the exercise of the underwriters' over-allotment options for
3.19 million ordinary shares, the offering generated approximately euro220 million ($230 million) in aggregate proceeds for the Company.

         Concurrent with the initial public offering, the Company completed an offering of euro120 million and $180 million of 11 7/8% Senior Notes due
2009. Approximately $152.1 million of the net proceeds from this offering were used to repay outstanding interim financing related to the Svianed acquisition.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         We are a rapidly growing, competitive network operator focused primarily on the Benelux, which consists of The Netherlands, Belgium and Luxembourg. Our objective is to become the leading fully integrated provider of local access, facilities-based broadband services, including voice, data and Internet services to our customers in this region. During the past year, we have substantially expanded our product offering from our initial offering of long distance voice services. We currently offer a broad portfolio of voice, data and Internet services to our business customers and a broad range of connectivity, termination, co-location and hosting services to other telecommunications, data and Internet service providers.

         We are building a high bandwidth network throughout the Benelux to directly connect to our customers and we are extending our network to connect to certain key international destinations. As of June 30, 1999, our construction passed 14 city centers, 10 business parks and 7,750 buildings. On July 7, 1999, we completed a ring connecting Amsterdam, Rotterdam and Antwerp. We intend to complete our international rings connecting the Benelux network, London and Paris and connecting the Benelux network, Frankfurt, Dusseldorf and Paris by December 1999. We have completed our international connection from the Benelux network to London and to Frankfurt. We currently have both a Nortel Networks DMS 100 digital circuit switch and a Cisco Systems data switch in both Amsterdam and Antwerp. We expect to have an additional Nortel DMS switch and an additional Cisco Systems data switch installed in each of Rotterdam, in the third quarter of 1999, and Brussels, in 2000. The Nortel DMS switches enable us to deliver voice and ISDN telecommunications services and the Cisco data switches allow us to support multiple data communications protocols including ATM, IP (Internet Protocol), IPX (Novell), Frame Relay and others.

         On June 11, 1999, we acquired Svianed B.V., the third largest provider of data services in The Netherlands in terms of revenues. Svianed complements VersaTel's strategy by providing data services to approximately 50 customers, primarily in the financial services and banking industry, including the principal social insurance organization and the largest financial institution in The Netherlands. These customers are served on a network which connects to over 600 buildings and utilizes over 700 leased lines covering approximately 6,000 kilometers. The Svianed network has 50 regional points of presence and transports traffic at speeds of up to 150 Mbps. Svianed has evolved from an internal unit responsible for network management within the Gak Group into a company that provides data, voice and value added network services to both the Gak Group as well as other customers. Svianed was incorporated as a separate company in July 1995. The Gak Group is responsible for the execution of and payments under a number of social insurance laws in The Netherlands, such as the Unemployment Act and the Disability Act. In addition, the Gak Group offers insurance services on a commercial basis to a wide variety of clients.

         Through our acquisition of Svianed, we will be able to significantly accelerate the deployment of our broadband data services product offerings by combining our market presence with Svianed's data network management expertise. We intend to directly connect Svianed's customers to, and transition Svianed's traffic onto, our network in order to reduce our reliance on leased lines. We believe this will significantly enhance the quality of our service offering to Svianed's customers and reduce our costs.

         In May 1999, we acquired SpeedPort N.V. and VuurWerk Internet B.V. and, in June 1999, we acquired ITinera Services N.V., each of which provides co-location, hosting and international Internet services to business customers and other Internet service providers. Also, in November 1998, we acquired CS Net

B.V., which provides Internet-based, business-to-business transaction services for trade groups in specific industries.

Revenues

         Historically, our revenues were derived primarily from the provision of long distance telecommunications services in The Netherlands and more recently in Belgium. VersaTel's customer base predominately consists of small- and medium-sized businesses and to a lesser extent residential customers. With the acquisition of Svianed, we started to generate revenues from data services. We also provide carrier services to other telecommunications, data and Internet service providers.

         Our revenues to date have been derived primarily from minutes of telecommunications traffic billed. The percentage of our revenues that consist of fixed monthly fees will increase substantially as a result of our acquisition of Svianed. We expect this percentage to further increase as we continue to deploy our network. The following table sets forth the total revenues and billable minutes of use for voice services attributable to our operations for the six months ended June 30, 1998 and June 30, 1999 as well as our total number of customers for voice services, based on the number of invoices issued, as of June 30, 1998 and June 30, 1999. However, as a result of our recent acquisitions, our number of customers, including data and Internet customers, is more than 16,000 as of June 30, 1999.


                                                Fiscal Years Ended            Six Months Ended
                                                    December 31,                    June 30,
                                               ---------------------       ----------------------
                                                 1997          1998          1998           1999
                                               -------       -------       -------        -------
Customers:
     Voice services
         Business .........................      1,828         5,649         3,810          8,269
         Residential ......................        230         1,234         1,054          1,569
         Carrier Services .................          1             4             3             13
                                               -------       -------       -------        -------
              Total .......................      2,059         6,887         4,867          9,851

                                                                (NLG in thousands)
Revenues:
     Voice services
         Business .........................     16,948        34,472        13,833         28,988
         Residential ......................         11           386           123            491
         Carrier Services .................      1,937         3,806         1,794          2,908
     Data services ........................         --            --            --          4,361
     Internet services ....................         --           897            --          2,377
                                               -------       -------       -------        -------
              Total .......................     18,896        39,561        15,750         39,125

Billable minutes:
     Voice services
         Business .........................     21,469       102,980        31,654        118,115
         Residential ......................         42         1,817           458          2,681
         Carrier Services .................      1,850        16,806         7,183         27,225
                                               -------       -------       -------        -------
              Total .......................     23,361       121,603        39,295        148,021

         In 1997, all VersaTel's revenues were generated in The Netherlands. In October 1998, VersaTel started generating revenues in Belgium. Almost all of Svianed's revenues are generated in The Netherlands.

The geographical composition of our revenues for the six months ended June 30, 1998 and June 30, 1999 was as follows:


                                 Fiscal Years Ended           Six Months Ended
                                    December 31,                   June 30,
                                --------------------        --------------------
                                 1997          1998          1998          1999
                                ------        ------        ------        ------
                                               (NLG in thousands)
The Netherlands ........        18,896        39,324        15,750        36,769
Belgium ................            --           237            --         2,356
                                ------        ------        ------        ------
     Total .............        18,896        39,561        15,750        39,125

         Historically, small- to medium-sized businesses generate the majority of VersaTel's revenues. We have also derived increasing amounts of revenue from providing services, including switched voice and co-location services, to other telecommunications, data and Internet service providers. As a result of our acquisition of Svianed a substantial portion of our revenues will be derived from providing data and Internet services to larger customers. We have recently changed our approach to reaching residential customers by offering carrier select hosting services to switchless resellers, who themselves target the residential market. We believe that this approach is a more cost-effective way of reaching residential customers. As our network expands and as we have available capacity, we intend to increase our marketing efforts in the carrier services segment to increase the use of our network and to capture revenues and margins from markets we do not target directly.

         Our revenues, which are derived both from minutes of telecommunications traffic billed and fixed fees, are allocated to the period in which the traffic or fees have occurred. We expect that the percentage of our revenues attributable to fixed fees will increase in future periods principally as a result of the Svianed acquisition. We generally price our telecommunications services at a discount to the local monopoly telecommunications service providers, which are commonly known as PTTs, and expect to continue this pricing strategy as we expand our operations. In general, PTTs have been reducing their rates over the last several years. As a result, we have experienced and expect to continue to experience declining revenues per minute. KPN Telecom N.V. reduced its prices per minute of telecommunications traffic billed in May and July 1998 and most recently in January 1999 and May 1999 with reductions of approximately 10.0%, 15.0%, 10.0% and 20.0%, respectively, which are expected to have an adverse impact on margins in the near term. Additionally, we expect to increase our national billable minutes, which are priced at lower rates than international minutes. As national and wholesale billable minutes increase as a percentage of total billable minutes, average revenue per billable minute will further decline. However, due to technological improvements, liberalization of the European telecommunications market and increased available transmission capacity, both from third parties and as we build out our network, we expect costs per minute to decline as well. Management believes that the decline of per minute prices will outpace the decline in per minute costs in the remainder of 1999, resulting in downward pressure on operating margins. Management believes that over the long term, this trend will reverse and operating margins will thereby improve; however, there can be no assurances that this will occur. If reductions in costs do not in fact outpace reductions in revenues, VersaTel may experience a substantial reduction in its margins on calls which, absent a significant increase in billable minutes of traffic carried or increased charges for other services, would have a material adverse effect on our business and financial results. In addition, the introduction of the euro may lead to a greater transparency for prices in the European telecommunications market, which may lead to further competition and price decreases.

         Svianed's revenues are currently derived primarily from the provision of data services in The Netherlands. Svianed's revenues to date have been derived mostly from fixed monthly fees under long-term contracts. In addition, Svianed derives a portion of its revenues from minutes of telecommunications traffic billed. Svianed's revenues are derived from data, voice and value added network services and are generated primarily from large-sized customers. Prior to 1996, all of Svianed's revenues were derived from the Gak Group. In 1996, Svianed started generating revenues from other customers. For the six months ended June 30,1999, 40.3% of Svianed's revenues were derived from other customers, compared to 39.2% in 1998, 29.0% in 1997 and 16.0% in 1996.

Cost of Revenues

         Our cost of revenues derived from telecommunications services is comprised of origination costs, certain network costs and termination costs and is both fixed and variable. Origination costs represent the cost of carrying traffic from the customer to our network. Origination charges for calls transported to our network are variable and are incurred on a per minute basis, including the call set-up charges. Origination charges for business and residential customers are charged by the PTTs to VersaTel.

         We have experienced a significant decrease in origination costs and expect that these will continue to decrease significantly over time due to competition and regulatory orders. In July 1998, the Netherlands regulatory authority Onafhankelijke Post en Telecommunicatie Autoriteit ("OPTA"), ruled that origination and termination charges be reduced by 55% and 30%, respectively. In addition, as we continue to build out our network, we intend to connect directly as many business customers as economically feasible to the network, thereby eliminating origination charges for these customers. These decreases would be offset to some extent by amortization and depreciation charges associated with the construction of our network. There can be no assurance that the trend in decreasing access costs will continue. As a result, if origination costs do not continue to decrease, anticipated decreases in revenues per minute would cause us to experience a decline in gross margins per billable minute which would have a material adverse effect on our business and financial performance.

         Network costs represent the cost of transporting traffic between our switches and points of interconnection and consist of depreciation and amortization costs and the cost of leased lines. To date, our network costs and Svianed's network costs have primarily consisted of the cost of leased lines as well as, in the case of Svianed, Internet uplink costs. In the near term, we expect that Svianed's network costs will increase our fixed costs as a percentage of cost of revenues. However, as we continue to build out our network, we expect depreciation and amortization costs to increase. We expect this increase to be off-set, at least partially, by a reduction in the cost of leased lines. In addition, as we provision Svianed's traffic onto our network, we will experience a significant reduction in the cost of leased lines currently attributable to Svianed. Depreciation and amortization costs are not included in cost of revenues. As a result, network costs as a percentage of cost of revenues will decline. See "--Depreciation and Amortization."

         Termination costs are the per minute costs associated with using carriers to carry a call from the point of interconnection to the final destination. Through least-cost routing, our switches direct calls to the most cost-efficient carrier for the required destination. As we build out our network to new points of interconnection, we expect to be able to reduce average termination costs per minute. For example, since we established a direct link from Amsterdam to Rotterdam, we will no longer pay for national termination costs on that route and will only pay local and regional termination costs from the point of interconnection in Rotterdam to the final destination in that city. We also believe that per minute termination costs will continue to decrease due to several additional factors, including: (i) the incremental build out of our network, which will increase the number of carriers with which we interconnect;
(ii) the increase of minutes originated by VersaTel, which should lead to higher volume discounts available to VersaTel; (iii) more rigorous implementation of the European Commission directives requiring cost-based termination rates and leased line rates; and (iv) the emergence of new telecommunication service providers and the construction of new transmission facilities, which should result in increased competition. There can be no assurance, however, that the trend of decreasing termination costs will continue.

         Svianed's cost of revenues is primarily fixed and consists of the cost of leased lines and internet uplink costs. Currently, almost all of Svianed's leased lines are leased from KPN Telecom. The prices for such leased lines are set by OPTA. As a reseller of voice traffic, a portion of Svianed's cost of revenues is also variable on a per minute basis.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs. These expenses have increased as we have developed and expanded our workforce, and they are expected to continue to increase as we expand and establish new operations. Selling, general and administrative expenses as a percentage of revenue will continue to vary from period to period as a result of start-up costs relating to expansion into new regions.

         We have grown substantially since our inception and we intend to continue to grow by adding more sales, marketing and customer support staff and by establishing additional sales offices. This growth involves substantial training and start-up costs, a large portion of which will be reflected as fixed costs and will be recorded as selling, general and administrative charges. Accordingly, our results of operations will vary depending on the timing and speed of our expansion strategy and, during a period of rapid expansion, selling, general and administrative expenses will be relatively higher than during more stable periods of growth.

         Svianed's selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses and overhead charges from the Gak Group as well as other charges for services and facilities provided by the Gak Group. These expenses have increased as Svianed has developed and expanded its workforce. Selling, general and administrative expenses as a percentage of revenue have remained stable over the last years.

Depreciation and Amortization

         VersaTel capitalizes and depreciates its fixed assets, including switching equipment and fiber optic cable, over periods ranging from three to 25 years. In addition, VersaTel capitalizes and amortizes the cost of installing dialers at customer sites. The development of our network will require large capital expenditures and larger depreciation charges in the future. Increased capital expenditures will adversely affect our future operating results due to increased depreciation charges and interest expense.

         Svianed capitalizes and depreciates its fixed assets, including its Cisco routers and Newbridge Frame Relay and ATM switches, over periods ranging from 2 to 5 years.

Foreign Exchange

         VersaTel has substantial U.S. dollar denominated assets and liabilities and its revenues are generated and costs incurred in certain other currencies, primarily the Dutch guilder. VersaTel is therefore exposed to fluctuations in the U.S. dollar and other currencies, which may result in foreign exchange gains and/or losses. As both The Netherlands and Belgium have adopted the euro, VersaTel will no longer be exposed to any fluctuations between the Dutch guilder and the Belgian franc. At this moment only a limited number of equipment purchases and consultancy activities are billed to VersaTel in currencies other than Dutch guilders. VersaTel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time.

         Almost all of Svianed's revenues are generated in Dutch guilders and all of its assets and liabilities are denominated in Dutch guilders. However, a majority of equipment purchases are billed to Svianed in currencies other than Dutch guilders.

Results of Operations

For the three months ended June 30, 1999 compared to the three months ended June 30, 1998

         Revenues increased by NLG 14.3 million to NLG 23.6 million for the three months ended June 30, 1999 from NLG 9.3 million for the three months ended June 30, 1998, representing an increase of 152.7%. The growth in revenues resulted primarily from the addition of new customers, the introduction of national long distance services in The Netherlands, the acquisition of Svianed, the introduction of national and international long distance services in Belgium and an increase in wholesale traffic. Included in the revenues for the three months ended June 30, 1999 are the revenues of Svianed, from the date of the acquisition, of NLG 5.8 million. Revenues for the three months ended June 30, 1999 as compared to the same period in 1998 were negatively impacted by general price reductions initiated by KPN Telecom in May 1998, July 1998 and, most recently, January 1999 and May 1999 of approximately 10%, 15%, 10% and 20% respectively. VersaTel responded to these price reductions by reducing its own prices.

         Billable minutes of use for voice services increased by 52.0 million to
78.9 million for the three months ended June 30, 1999 from 26.9 million for the three months ended June 30, 1998, representing an increase of 193.5%. The number of customers for voice services increased by 4,984 to 9,851 as of June 30, 1999 from 4,867 as of June 30, 1998. However, as a result of our recent acquisitions, our number of customers, including data and Internet customers, is more than 16,000 as of June 30, 1999.

         Cost of revenues increased by NLG 10.6 million to NLG 18.2 million for the three months ended June 30, 1999 from NLG 7.6 million for the three months ended June 30, 1998, primarily as a result of an increase in billable minutes, increasing interconnect capacity, short-term network capacity requirements (leased lines) in Belgium, Internet uplink and international leased lines to London and Frankfurt. The acquisition of Svianed added NLG 2.5 million to the cost of revenue for the period.

         Selling, general and administrative expenses increased by NLG 46.5 million to NLG 55.2 million for the three months ended June 30, 1999 from NLG
8.7 million for the three months ended June 30, 1998, representing a 532.0% increase. The increase was partially due to a one-time, non-cash charge of NLG
27.7 million related to a revaluation of employee stock options. Excluding this one-time charge the selling, general and administrative expenses increased by NLG 18.8 million to NLG 27.5 million, representing an increase of 214.7%, primarily as a result of an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations and additional expenses as a result of the acquisitions of CS Net, Vuurwerk, SpeedPort, Svianed and ITinera.

         Depreciation and amortization expenses increased by NLG 6.5 million to NLG 8.1 million for the three months ended June 30, 1999 from NLG 1.6 million for the three months ended June 30, 1998. This increase primarily resulted from capital expenditures incurred in connection with the expansion of the network, including the expansion of the Nortel DMS-100 switch in Amsterdam and the deployment of a

Nortel DMS 100 switch in Antwerp as well as from the purchase of additional IT-equipment for new customer support systems, an increase in the number of dialers, the purchase of computer equipment and office furniture for new employees, as well as amortization of goodwill of NLG 3.3 million as result of the acquisition of Svianed.

         Interest income increased by approximately NLG 2.9 million to NLG 4.9 million for the three months ended June 30, 1999 from NLG 2.0 million for the three months ended June 30, 1998. This increase was primarily related to VersaTel's positive cash balance as a result of our offering of units consisting of warrant and senior notes in May 1998 (the "First High Yield Offering") and our offering of units consisting of warrant and senior notes in November 1998 (the "Second High Yield Offering").

         Interest expense increased by NLG 18.1 million to NLG 25.9 million for the three months ended June 30, 1999 from NLG 7.8 million for the three months ended June 30, 1998. This increase is primarily related to the accrual of interest expense on the notes issued in the First High Yield Offering and the Second High Yield Offering.

         Currency exchange losses, net, increased by NLG 26.3 million to NLG
26.5 million for the three months ended June 30, 1999 from NLG 0.2 million for the three months ended June 30, 1998 as a result of a net loss of VersaTel's U.S. dollar denominated assets and liabilities on the balance sheet.

         Other expenses amounted to NLG 4.0 million for the three months ended June 30, 1999. No other expenses were incurred for the three month period ended June 30, 1998. These expenses relate to a settlement agreement with one of the shareholders of VersaTel and related legal expenses.

For the six months ended June 30, 1999 compared to the six months ended June 30, 1998

         Revenues increased by NLG 23.3 million to NLG 39.1 million for the six months ended June 30, 1999 from NLG 15.8 million for the six months ended June 30, 1998, representing an increase of 148.4%. The growth in revenues resulted primarily from the addition of new customers, the introduction of national long distance services in The Netherlands, the acquisition of Svianed, the introduction of national and international long distance services in Belgium and an increase in wholesale traffic. Included in the revenues for the six months ended June 30, 1999 are the revenues of Svianed, from the date of the acquisition, of NLG 5.8 million. Revenues for the six months ended June 30, 1999, as compared to the same period in 1998, were negatively impacted by general price reductions initiated by KPN Telecom in May 1998, July 1998 and, most recently, January 1999 and May 1999 of approximately 10%, 15%, 10% and 20% respectively. VersaTel responded to these price reductions by reducing its own prices.

         Billable minutes of use for voice services increased by 108.7 million to 148.0 million for the six months ended June 30, 1999 from 39.3 million for the six months ended June 30, 1998, representing an increase of 276.7%. The number of customers increased by 4,984 to 9,851 as of June 30, 1999 from 4,867 as of June 30, 1998. However, as a result of our recent acquisitions, our number of customers, including data and Internet customers, is more than 16,000 as of June 30, 1999.

         Cost of revenues increased by NLG 17.5 million to NLG 30.6 million for the six months ended June 30, 1999 from NLG 13.1 million for the six months ended June 30, 1998, primarily as a result of an increase in billable minutes, increasing interconnect capacity, short-term network capacity requirements (leased lines) in Belgium, Internet uplink and international leased lines to London and Frankfurt. The acquisition of Svianed added NLG 2.5 million to the cost of revenue for the period.

         Selling, general and administrative expenses increased by NLG 61.0 million to NLG 75.3 million for the six months ended June 30, 1999 from NLG 14.3 million for the six months ended June 30, 1998, representing a 427.7% increase. The increase was partially due to a one-time, non-cash charge of NLG 27.7 million related to a revaluation of employee stock options. Excluding this one-time charge the selling, general and administrative expenses increased by NLG 33.3 million to NLG 47.6 million, representing an increase of 233.6%, primarily as a result of an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations and additional expenses as a result of the acquisitions of CS Net, Vuurwerk, SpeedPort, Svianed and ITinera.

         Depreciation and amortization expenses increased by NLG 8.5 million to NLG 11.2 million for the six months ended June 30, 1999 from NLG 2.7 million for the six months ended June 30, 1998. This increase primarily resulted from capital expenditures incurred in connection with the expansion of the network, including the expansion of the Nortel DMS-100 switch in Amsterdam and the deployment of a Nortel DMS 100 switch in Antwerp as well as from the purchase of additional IT-equipment for new customer support systems, an increase in the number of dialers, the purchase of computer equipment and office furniture for new employees as well as amortization of goodwill of NLG 3.3 million as a result of the acquisition of Svianed.

         Interest income increased by approximately NLG 8.9 million to NLG 10.9 million for the six months ended June 30, 1999 from NLG 2.0 million for the six months ended June 30, 1998. This increase was primarily related to VersaTel's positive cash balance as a result of the First High Yield Offering and the Second High Yield Offering.

         Interest expense increased by NLG 41.8 million to NLG 49.8 million for the six months ended June 30, 1999 from NLG 8.0 million for the six months ended June 30, 1998. This increase is primarily related to the accrual of interest expense on the notes issued in the First High Yield Offering and the Second High Yield Offering.

         Currency exchange losses, net, increased by NLG 66.5 million to NLG
66.8 million for the six months ended June 30, 1999 from NLG 0.3 million for the six months ended June 30, 1998 as a result of a net loss of VersaTel's U.S. dollar denominated assets and liabilities on the balance sheet.

         Other expenses amounted to NLG 4.0 million for the six months ended June 30, 1999. No other expenses were incurred for the six month period ended June 30, 1998. These expenses relate to a settlement agreement with one of the shareholders of VersaTel and related legal expenses.

Liquidity and Capital Resources

         We have incurred significant operating losses and negative cash flows as a result of the development of our business and network. Prior to the First High Yield Offering, VersaTel had financed its growth primarily through equity and subordinated loans from its shareholders. In May 1998, VersaTel issued notes and warrants in the First High Yield Offering and raised net proceeds, after transaction expenses, of $216.2 million, $80.6 million of which was invested in U.S. government securities placed in escrow to fund the first six interest payments on the notes issued in the First High Yield Offering. In December 1998, VersaTel issued notes and warrants in the Second High Yield Offering and raised net proceeds, after transaction expenses, of $139.5 million, $45.7 million of which was invested in U.S. government securities placed in escrow to fund the first five interest payments on the notes issued in the Second High Yield Offering. VersaTel has since used a significant amount of the remaining net proceeds of the First High Yield Offering and the Second High

Yield Offering to make capital expenditures related to the expansion and development of its network, to fund operating losses and for other general corporate purposes. On June 11, 1999, VersaTel borrowed $131.25 million in Interim Loans from Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc. and Lehman Brothers International (Europe), and $18.75 million in Interim Loans from ING (U.S.) Capital, LLC, an affiliate of each of ING Barings Limited and ING Barings LLC. The proceeds of the Interim Loans, together with remaining proceeds from the notes issued in the First High Yield Offering and the Second High Yield Offering, were used to fund the purchase price of Svianed of approximately NLG 362.5 million.

         In July 1999, VersaTel issued euro120,000,000 11 7/8% Senior Euro
Notes due 2009 and $180,000,000 11 7/8% Senior Dollar Notes due 2009 (the "Third High Yield Offering") and raised net proceeds, after transaction expenses, of euro 116.1 million and $173.9 million, $152.1 million of which was used to repay the Interim Loans, including interest, in full. Concurrently with the Third High Yield Offering, VersaTel and a number of selling shareholders sold 21,250,000 ordinary shares in the form of Shares and American Depositary Shares ("ADSs") in an initial public offering (the "IPO"). In August 1999, VersaTel sold an additional 3,187,500 ordinary shares in connection with an over-allotment option granted to the underwriters in the IPO. VersaTel raised aggregate net proceeds, after transaction expenses, of euro 174.5 million and $35.5 million, in the IPO. The Shares have been listed on the Amsterdam Stock Exchange under the symbol "VRSA" and the ADSs have been listed on the NASDAQ National Market under the Symbol "VRSA".

         To date, VersaTel has made limited use of bank facilities and capital lease financing. In May 1999, VersaTel reached an agreement with Nortel, pursuant to which Nortel will extend vendor financing to VersaTel of up to euro 45.4 million (approximately NLG 100.0 million) to be used to finance the purchase of equipment from Nortel. To date, no amounts have been drawn under this facility. VersaTel may seek to raise senior secured debt financing in the future to fund the expansion of its network and for general corporate purposes.

         Although we currently maintain significant cash balances, we will require additional capital to continue funding the expansion and development of our network, including the expansion of local access infrastructure. Also, we are continually re-evaluating our business objectives and are considering further expansions of our services and the acceleration of our network construction. We expect that the net proceeds of the IPO and the Third High Yield Offering, combined with the Nortel Facility and the remaining proceeds from the First High Yield Offering and the Second High Yield Offering and together with other available financings and cash flows from operations, will provide us with sufficient capital to fund planned capital expenditures and anticipated losses for the next 12 months. We expect to raise additional funds through public or private financings or from financial institutions.

         We will be required to meet our debt service obligations on the notes issued in the Third High Yield Offering out of cash reserves and net cash flow beginning in January 15, 2000. In addition, starting November 15, 2001, our funds that have been placed in escrow to cover interest payments on the notes issued in the First High Yield Offering and the Second High Yield Offering will have been exhausted. As a result, we will need to increase substantially our net cash flow in order to meet our debt service obligations.

         The general rate of inflation has been low in the Benelux in recent years. We do not expect that inflationary pressures in the future, if any, will have a material effect on our results of operations or financial condition.

         Net cash used in operating activities was NLG 52.8 million for the six months ended June 30, 1999 compared to NLG 15.1 million for the six months ended June 30, 1998. This increase was primarily the result of an increase in operating losses incurred during the first half of 1999.

         Net cash used in investing activities was NLG 548.9 million in the six months ended June 30, 1999 and NLG 13.6 million in the six months ended June 30, 1998. This increase was the result of the acquisitions we completed during the second quarter of 1999, as well as ongoing capital expenditures to expand our network and operations.

         Net cash used in financing activities was NLG 406.1 million in the six months ended June 30, 1999 and NLG 309.8 million in the six months ended June 30, 1998. This increase was primarily the result of interim financing that we obtained in connection with the acquisition of Svianed.

         In February 1998, as part of a recapitalization, two of the three shareholders of VersaTel, Telecom Founders B.V. and NeSBIC Venture Fund C.V., a subsidiary of Fortis, invested an additional NLG 7.2 million in equity capital in VersaTel. Although this contribution was received in February 1998, the formal shareholders meeting approving the amount to be labeled as capital was not executed until April 17, 1998. In addition, NeSBIC and Cromwilld converted their subordinated convertible shareholder loans totaling NLG 3.6 million into ordinary shares of VersaTel, and NeSBIC converted its NLG 4.5 million bridge loan into ordinary shares of VersaTel. The third component of this recapitalization was comprised of a new equity investment by Paribas Deelnemingen N.V. of NLG 12.8 million. Lastly, VersaTel received from Telecom Founders, NeSBIC, Paribas Deelnemingen N.V. and NPM Capital N.V. an additional NLG 15.0 million in equity capital immediately prior to the closing of the First High Yield Offering. As a result of this recapitalization, VersaTel's share capital increased from NLG 7.0 million to NLG 50.1 million.


Risks Associated with the Year 2000

         The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Because of this programming convention, software, hardware or firmware may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures, miscalculations or errors causing disruptions of operations or other business problems, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Year 2000 and VersaTel's Readiness

         We have initiated a formal Year 2000 project and recruited an experienced Year 2000 project manager. We are undertaking a comprehensive program to address the Year 2000 issue with respect to the following:

         o    our information technology systems,

         o the telephony switching network (including equipment installed at customers' premises),

         o our non-information technology systems (including buildings, plant, equipment, and other infrastructure systems that may contain embedded microcontroller technology),

         o the systems of our major vendors (insofar as they relate to our business), and

         o    our customers.

         This program involves 4 "Steps": (1) a wide ranging assessment of Year 2000 problems that might affect VersaTel; (2) the development and implementation of remedies to address discovered problems; (3) the testing of our systems where necessary; and (4) an analysis of the most likely worst case scenario and the preparation of contingency plans. We expect to complete Steps 1 and 2 of this program during the second quarter of 1999 and Steps 3 and 4 during the third quarter of 1999.

Steps 1-2: Assessment of Year 2000 Issues, Development and Implementation of Remedies

         The Information Technology Systems. VersaTel is currently undergoing a major program to replace all of its existing operating support systems for billing, customer care and mediation and expects to have completed the replacement program by the end of the third quarter of 1999. In selecting the new operating support systems, VersaTel asks for guarantees of Year 2000 compliance from its manufacturers. VersaTel is also checking all its custom designed software for Year 2000 compliance.

         VersaTel uses Windows 95 and Windows NT 4.0 as its operating systems. VersaTel expects to upgrade all of its Windows 95 operating systems to Windows 98, which is Year 2000 compliant, during the second quarter of 1999. VersaTel expects to install the latest service pack for its NT 4.0 operating system, which is Year 2000 compliant, during the second quarter of 1999. VersaTel does not presently use any other desktop or server operating systems.

         The Telephony Switching Network. VersaTel has consulted with Nortel, the manufacturer of its DMS 100 telephony switches and transport layer, and believes that Nortel's equipment is Year 2000 compliant. VersaTel has requested a guarantee from Nortel regarding this compliance. We have requested a similar guarantee from Cisco Systems, our supplier of router switches and certain other equipment.

         The Non-Information Technology Systems. VersaTel's office buildings have the following embedded systems: monitor alarms (intrusion and sensors), personnel registration plus floor access, fire alarm, climate control and electrical power maintenance (generators). VersaTel's facilities management team is currently investigating if the embedded systems are Year 2000 compliant and intends to ensure that they will be by the end of the second quarter of 1999.

         Major Vendors' Systems. VersaTel is asking all of its major vendors to demonstrate their approach to the Year 2000 problem and to give guarantees that the millennium will not interrupt their services to VersaTel. VersaTel is informing its vendors that Year 2000 compliance in their services and products is an essential element of the existing business relationship. The managers responsible for each vendor relationship are asking for these guarantees and the response to date has been positive. VersaTel is now formalizing these requests, sending letters, and compiling a list of vendors' responses.

         Customers' Systems. VersaTel's customer services department intends to discuss with customers the Year 2000 issue, including whether or not such customer is Year 2000 compliant and to suggest to customers that, where this issue has not been resolved, the customer seek advice. We can give no assurances that VersaTel's customers will either take such advice or be Year 2000 compliant on a timely basis.

Step 3: Testing of VersaTel's Systems

         As VersaTel has tested its various systems and processes and believes them to be Year 2000 compliant, it no longer plans to conduct a full operational test of its entire business. VersaTel may, however, continue to test various systems and processes through the remainder of the year, both on its own and together with certain customers.

Step 4: Most Likely Worst Case Scenario

         VersaTel believes that the most likely worst effect of the Year 2000 issue would be the inability of customers to complete calls. Nortel, the manufacturer of VersaTel's switches, has conducted extensive Year 2000 tests with the EURO-8 software and has informed VersaTel that it believes VersaTel's switches are Year 2000 compliant. VersaTel has requested a guarantee from Nortel regarding this compliance. We have requested a similar guarantee from Cisco Systems, our supplier of router switches and certain other equipment.

         If VersaTel's Year 2000 compliant billing system fails to function correctly, VersaTel believes that bills could still be distributed by modifying the call detail record's timestamp to reflect a pre-Year 2000 date.

         The ability of VersaTel's customer care team to supply quality service would be significantly affected if the operating support systems were not available. Service provisioning, additional services and the development of new customers could not continue effectively if the automated provisioning systems were to fail. VersaTel is asking for certificates from the manufacturers of these systems stating that they are Year 2000 compliant.

         VersaTel's ability to collect revenues depends upon certain financial institutions' computer systems, because approximately 50.0% of its retail customers pay by way of direct debit facilities. VersaTel is seeking assurances from these financial institutions that they are Year 2000 compliant.

         VersaTel believes that it is unlikely that any of the above situations will occur due to the assurances of Year 2000 compliance that it expects to receive from its vendors, software and systems programmers, customers and financial institutions. In the event that one or more of the situations should occur, VersaTel would attempt to rectify the problem with the appropriate entities. However, we can give no assurance that VersaTel will be successful in obtaining valid assurances or guarantees, that the Year 2000 issue will not have a material adverse effect on VersaTel, that any Year 2000 effects will be resolved or that VersaTel will be reimbursed for any additional expenditure under any of the assurances or guarantees that it expects to obtain or otherwise.

Costs Related to the Year 2000 Issue

         To date, VersaTel has incurred approximately NLG 500,000 in costs for its Year 2000 readiness program. A substantial portion of costs for the Year 2000 issue will be included in the replacement of the current generation of operating support systems. VersaTel is replacing these systems to support its business growth and not specifically to remedy the Year 2000 problem. VersaTel expects to incur additional specific Year 2000 readiness charges that are estimated to be less than NLG 1.0 million.

The Year 2000 and Svianed's Readiness

         Svianed has undertaken a number of measures to ensure that its business will not be affected as a result of the Year 2000 issue. In 1997, Svianed appointed a project leader and made an assessment of all systems and equipment that could potentially be affected by the Year 2000 issue. The initial focus was to ensure that the services provided by Svianed to its customers would not be interrupted as a result of the Year 2000 issue. The next phase was to ensure that Svianed's management control systems would not be affected by the Year 2000 issue. Starting in mid-1997, Svianed has obtained for all its purchases of hardware and software guarantees as to their Year 2000 compliance. In addition, the installed base of Cisco routers and

Newbridge ATM and Frame Relay switches have been confirmed by their suppliers to be Year 2000 compliant.

         Svianed relies on leased lines from KPN Telecom for the provision of its services. Svianed understands, based on information it has received from KPN Telecom, that KPN Telecom has commenced a Year 2000 risk analysis and has established a remediation plan intended to ensure that KPN Telecom will be Year 2000 compliant. Svianed has received a written confirmation from KPN Telecom that it will maximize its effort to be Year 2000 compliant. However, Svianed has not received any guarantee from KPN Telecom as to its Year 2000 compliance, and we can give no assurance that Svianed's network will not experience any interruptions as a result of any failure by KPN Telecom to be Year 2000 compliant.

         The most likely worst case scenario for Svianed would be a disruption of its network management system. Svianed expects to incur costs of approximately NLG 500,000 in connection with its Year 2000 readiness program, most of which has already been expensed.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


         Our financial department manages our funding, liquidity and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative nature.

         Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the Dutch guilder and Belgian franc (which currencies are now both pegged to the euro) in which our revenues are denominated. However, in conjunction with the First High Yield Offering and the Second High Yield Offering, we have placed in escrow and pledged for the benefit of the holders of the notes issued in the First High Yield Offering and the Second High Yield Offering U.S. government securities sufficient to pay interest due on the notes issued in the First High Yield Offering and the Second High Yield Offering until and including the scheduled interest payment on May 15, 2001.

          The notes issued in the First High Yield Offering and the Second High Yield Offering will mature on May 15, 2008 and VersaTel is not required to make any mandatory redemptions (other than an offer to repurchase the notes issued in the First High Yield Offering and the Second High Yield Offering upon a change in control of VersaTel) prior to maturity of the notes issued in the First High Yield Offering and the Second High Yield Offering. Since the interest rate on each of the notes issued in the First High Yield Offering and the Second High Yield Offering is fixed, we have limited our exposure to risks due to fluctuations of interest rates. At June 30, 1999 the fair value of the notes issued in the First High Yield Offering and the Second High Yield Offering outstanding was approximately $390.0 million. Also, the notes that we recently issued in the Third High Yield Offering will mature on July 15, 2009 and VersaTel is not required to make any mandatory redemptions (other than an offer to repurchase the notes issued in the Third High Yield Offering upon a change in control of VersaTel) prior to maturity of the notes. Since the interest rates on the notes issued in the Third High Yield Offering is fixed, we have limited our exposure to risks due to fluctuations of interest rates.

         The costs and expenses relating to the construction of our network and the development of our sales and marketing resources will largely be in Dutch guilders, Belgian francs and, increasingly, euros. Therefore, the construction of our network and the development of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from the First High Yield Offering and the Second High Yield Offering to pay our construction costs. However, as of June 30, 1999 we had exchanged all but $6.3 million of the proceeds from the First High Yield Offering and the Second High Yield Offering into Dutch guilders. Prior to the application of the net proceeds from the First High Yield Offering and the Second High Yield Offering, such funds have been invested in short-term investment grade securities. VersaTel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time. In addition, we will become subject to greater foreign exchange fluctuations as we expand our operations outside The Netherlands and receive more revenues denominated in currencies other than Dutch guilders, although the introduction of the euro has largely eliminated these risks as all 3 Benelux countries have adopted the euro as their legal currency.

                           PART II - OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS

         We have filed complaints in the past with the European Commission, OPTA and the Minister of Transport and Waterways of The Netherlands as part of its regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

         Cromwilld Limited, one of our shareholders, objected to the recapitalization of VersaTel, the First High Yield Offering and the Second High Yield Offering and threatened to challenge in court certain of VersaTel's actions in connection with the Recapitalization, the First Offering and the Second Offering. In January 1999, Cromwilld filed, pursuant to Article 2:345 of the Netherlands Civil Code, a petition with the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals in Amsterdam requesting the appointment of one or more experts to investigate the management and affairs of VersaTel. In May 1999, the Enterprise Chamber denied Cromwilld's request.

         On July 20, 1999, we entered into, along with our shareholders and certain other parties, a Settlement Agreement with Cromwilld Limited, in order to resolve disputes arising out of our shareholders' agreement and other matters. The major terms of the Settlement Agreement provide for:

         o the transfer of 146,988 of our ordinary shares held by Telecom Founders B.V. to Cromwilld;

         o the issuance of 200,000 of our shares on July 20, 1999 to Cromwilld at a price of NLG 7.50 per ordinary share;

         o the ability for Cromwilld to include 1,800,000 of its ordinary shares in the IPO;

         o certain piggyback registration rights in favor of Cromwilld that will take effect 180 days from the date of the IPO;

         o the payment by us of $300,000 for Cromwilld's fees and expenses related to the Settlement Agreement and certain other matters;

         o the acknowledgement by all parties to our shareholders' agreement that the shareholders' agreement will be terminated concurrently with the closing of the IPO;

         o the withdrawal by Cromwilld of its pending legal proceedings against us and our shareholders;

         o    Cromwilld's full cooperation with the IPO; and

         o the obligation of our shareholders, including Cromwilld, to procure the resignation or dismissal of Cromwilld's nominee, Denis O'Brien, from our Supervisory Board, after the completion of the IPO.

                  VersaTel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which VersaTel is a party will have a material adverse effect on our financial position or results of operations.

ITEM 2.           CHANGES IN SECURITIES

                  None.

ITEM 3.           DEFAULTS UPON SENIOR SECURITIES

                  None.

ITEM 4.           SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                  None.

ITEM 5.           OTHER INFORMATION

                  None.

ITEM 6.           EXHIBITS AND REPORTS ON FORM 8-K

                  None.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 13, 1999.


                                       VERSATEL TELECOM INTERNATIONAL N.V.


                                        By:  /s/ R. GARY MESCH
                                             -----------------------------
                                              R. Gary Mesch
                                              Managing Director


                                        By:   /s/ RAJ RAITHATHA
                                             -----------------------------
                                              Raj Raithatha
                                              Chief Financial Officer